FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  333-13896

Supplement For the month of April 2010.

Total number of pages: 3

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Nidec Revises Upward Year-end Dividend Forecast

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2010
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@jp.nidec.com

Released on April 26, 2010, in Kyoto, Japan

Nidec Revises Upward Year-end Dividend Forecast

Nidec Corporation (the “Company”)(NYSE:NJ) today announced that it would revise upward  its year-end dividend forecast for the year ended March 31, 2010. In this relation, the Company’s Board of Directors will meet on May 22, 2010 to approve the following:

1. Dividend Details

Dividend per share (yen) for the year ended March 31, 2010

	Interim	Year end	Full year
Previous Forecast (as of January. 28, 2010)		35	60
Revised Forecast (as of April 26, 2010)		40	65
Dividend Paid	25
<Reference> Dividend per share (yen) for the year ended March 31, 2009
	Interim	Year end	Full year
Dividend Paid	30	30	60

2. Reasons for revision

The Company made significant improvements in its profitability during the fiscal year ended March 31, 2010, reporting its highest-ever operating income, income from continuing operations before income taxes, and net income, despite its sales still being short of the peak level.

In light of the above progress, the Company now revises its year-end dividend forecast for the year ended March 31, 2010 from 35 yen per share to 40 yen per share. This brings the full-year payout to 65 yen per share, representing an increase of 5 yen from the previous fiscal year.

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